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                             February 15, 2022

       Hong Zhida
       Chief Executive Officer
       Addentax Group Corp.
       Kingkey 100, Block A, Room 5403
       Luohu District, Shenzhen City, China 518000

                                                        Re: Addentax Group
Corp.
                                                            Amendment No. 16 to
Registration Statement on Form S-1
                                                            Filed January 28,
2022
                                                            File No. 333-230943

       Dear Mr. Zhida:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 29, 2021 letter.

       Amendment No. 16 to Registration Statement on Form S-1 Filed January 28, 2022

       Risk Factors
       "A joint statement by the SEC and the Public Company Accounting ... ", page 13

   1. Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that,
pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its
determination that it is unable to inspect or investigate completely accounting firms
headquartered in mainland China or Hong Kong.
       General

   2. We note your current disclosure regarding the Holding Foreign Companies Accountable
                                                        Act. On the Cover Page
and in the Prospectus Summary, please disclose whether your
 Hong Zhida
Addentax Group Corp.
February 15, 2022
Page 2
      auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In your Prospectus Summary, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable
      Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.
3. Please update your prospectus cover page for your selling shareholder offering to include the same disclosure related to your operations in China that you include on your prospectus cover page for your firm commitment offering.
       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                           Sincerely,
FirstName LastNameHong Zhida
                                                           Division of
Corporation Finance
Comapany NameAddentax Group Corp.
                                                           Office of Trade &
Services
February 15, 2022 Page 2
cc:       Lawrence Venick
FirstName LastName